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Exhibit 96.6

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING, AMONG OTHERS, ENERPLUS RESOURCES FUND, ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, ENERPLUS CORPORATION AND ENERMARK INC. THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

 LETTER OF TRANSMITTAL
FOR REGISTERED HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF
ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP

TO:	Enerplus Corporation
AND TO:	Computershare Investor Services Inc. (the "Depositary")

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

This Letter of Transmittal is only for use by registered holders ("EELP Unitholders") of Class B limited partnership units ("EELP Units") of Enerplus Exchangeable Limited Partnership ("EELP"), a subsidiary of Enerplus Resources Fund ("Enerplus"), in connection with the proposed arrangement ("Arrangement") involving, among others, Enerplus, EELP, Enerplus Corporation ("Newco") and EnerMark Inc. pursuant to an Arrangement Agreement dated October 22, 2010, the full text of which is set out in the Information Circular and Proxy Statement of Enerplus dated October 25, 2010 (the "Information Circular"). Pursuant to the Arrangement, EELP Unitholders will receive, for each EELP Unit held, 0.425 of a common share ("Newco Shares") of Newco, the corporation continuing as a successor to Enerplus following the completion of the Arrangement. No fractional Newco Shares shall be issued under this Plan of Arrangement. In lieu of any fractional Newco Share, each registered holder of EELP Units otherwise entitled to a fractional interest in a Newco Share shall receive the nearest whole number of Newco Shares (with fractions equal to exactly 0.5 being rounded up).

Capitalized terms used but not otherwise defined in this Letter of Transmittal shall have the meanings given to them in the Information Circular.

In order to receive any portion of the consideration represented by Newco Shares on a tax-deferred basis for purposes of the Income Tax Act (Canada), an EELP Unitholder must make a joint tax election as described under "Indicate if a Joint Tax Election is Desired" below by checking the box in that section and returning a duly completed and signed Letter of Transmittal to the Depositary on or before February 28, 2011. For more information, see the information under "Indicate if a Joint Tax Election is Desired" below and the instructions in the letter provided by Enerplus to all holders of EELP Units, a copy of which accompanies this Letter of Transmittal.

By surrendering the EELP Unit certificate(s) listed below together with this validly completed and duly signed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the undersigned will be entitled to receive in exchange therefor, and the Depositary will deliver to the undersigned, a Direct Registration ("DRS") Advice representing the number of Newco Shares which such holder has the right to receive under the Arrangement. See Instruction 8 below.

Delivery of this Letter of Transmittal (and any accompanying certificates for EELP Units) to an address other than as set forth on the last page hereof will not be a valid delivery and at best will delay your exchange.

EELP Unitholders whose EELP Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their EELP Units.

 DELIVERY AND EXCHANGE OF EELP UNITS

        The undersigned delivers to you the enclosed certificate(s) representing EELP Units to be exchanged for Newco Shares pursuant to and in accordance with the Arrangement described in the Information Circular.

Certificate Number(s)	Name(s) in which EELP Units are Registered	Number of EELP Units Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my EELP Unit certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

2

 AUTHORIZATION

The undersigned:

1.
represents and warrants that the undersigned is the legal owner of the above listed EELP Units, has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;

2.
represents and warrants that all information provided herein by the undersigned is true, accurate and complete as of the date hereof;

3.
represents and warrants that it is resident in the jurisdiction set out as "Address of EELP Unitholder" on page 4;

4.
acknowledges receipt of the Information Circular;

5.
directs the Depositary to issue or cause to be issued the Newco Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below, and to send the DRS Advice representing the Newco Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under "Special Registration Instructions" or "Special Delivery Instructions" on the following page;

6.
covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing EELP Units for Newco Shares;

7.
acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

8.
by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any EELP Units deposited pursuant to the Arrangement will be determined by Newco in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Enerplus (or its administrator, EnerMark Inc.), Newco, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

Unless otherwise indicated under "Special Registration Instructions" or "Special Delivery Instructions" on the following page (in which case issuance or delivery should be made in accordance with those instructions), the DRS Advice for the Newco Shares should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are provided, to the latest address of record on Enerplus' register of EELP Units). If the Arrangement is not completed and the Arrangement Agreement is terminated or the parties thereto terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

3

 REGISTRATION AND DELIVERY INSTRUCTIONS

  BOX A
  SPECIAL REGISTRATION INSTRUCTIONS
  (  See Instruction 2)

To be completed only if the Newco Shares are NOT to be issued in the name of the undersigned.

In the Name of	(please print)

Address:

(include postal or zip code)
Telephone Number (during business hours)

  BOX B
  SPECIAL DELIVERY INSTRUCTIONS
  (  See Instruction 2)

To be completed only if the DRS Advice for the Newco Shares are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of	(please print)

Address:

(include postal or zip code)

BOX C
HOLD FOR PICK-UP

☐	Check here if the DRS Advice for the Newco Shares is to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

 INDICATE IF A JOINT TAX ELECTION IS DESIRED

JOINT TAX ELECTION

☐	Check here if you would like to make a joint tax election with Newco under Section 85 of the Income Tax Act (Canada) with respect to the exchange of your EELP Units for Newco Shares pursuant to the Arrangement.
A former holder of EELP Units who disposes of EELP Units to Newco pursuant to the Arrangement shall be entitled to make an income tax election pursuant to subsection 85(1) of the Income Tax Act (Canada) (the "Tax Act") or, if the holder is a partnership, subsection 85(2) of the Tax Act (and in each case, where applicable, the analogous provisions of provincial or territorial income tax laws) with respect to the transfer of such holder's EELP Units to Newco by (i) checking the above box (or, in the case of a non-registered former holder of EELP Units, instructing the broker, investment dealer, financial institution or other nominee through which the EELP Units are held (the "Nominee") to check the above box) and returning a duly completed and signed Letter of Transmittal to the Depositary on or prior to February 28, 2011, following which Newco will provide the EELP Unitholder (or its Nominee) with the necessary prescribed federal election forms, and (ii) providing two signed copies of such necessary prescribed election forms to Newco on or before April 30, 2011, duly completed with the details of the number of EELP Units transferred and the applicable agreed amount or amounts for the purposes of such elections. Thereafter, the forms will be signed by Newco and filed by Newco with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). Newco will not be responsible for (i) an EELP Unitholder or its Nominee failing to check the above box and/or failing to return a duly completed and signed Letter of Transmittal to the Depositary on or before February 28, 2011, (ii) an EELP Unitholder failing to provide to Newco two signed copies of the necessary prescribed election forms, duly completed, on or before April 30, 2011, (iii) the proper completion of any election form or any election form failing to comply with the provisions of the Tax Act (or any applicable provincial or territorial income tax laws), or (iv) any taxes, interest, penalties or any other costs or damages resulting from the foregoing, including the failure by an EELP Unitholder to properly complete the election forms or to provide such forms in the form and manner prescribed by the Tax Act (or any applicable provincial or territorial income tax laws). In its sole discretion, Newco may choose to provide an EELP Unitholder (or its Nominee) with the necessary prescribed federal election forms if a duly completed Letter of Transmittal, with the above box checked, is received by the Depositary after February 28, 2011, or to sign and file with the Canada Revenue Agency election forms received by it after April 30, 2011, but in either case Newco will have no obligation to do so.

 EELP UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instructions 3 and 4):
Dated: , 20

Authorized Signature of Guarantor	Signature of Enerplus Unitholder or Authorized Representative (see Instructions 3 and 5)

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)	Address of Enerplus Unitholder

Daytime Telephone Number of Enerplus Unitholder

Facsimile Number of Enerplus Unitholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Enerplus Unitholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

 INSTRUCTIONS

1.
Use of Letter of Transmittal

(a)
This Letter of Transmittal (or a manually executed copy hereof) validly completed and duly signed as required by the instructions set forth below, together with accompanying certificate(s) representing the EELP Units and all other documents required by the terms of the Arrangement and this Letter of Transmittal must be received by the Depositary at any of its offices specified on the back page of this document.

(b)
The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing EELP Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at any of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. EELP Unitholders whose EELP Units are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EELP Units.

2.
Special Registration and Delivery Instructions

  The boxes entitled "Special Registration Instructions", "Special Delivery Instructions" and "Hold for Pick-Up", as applicable, should be completed if: (a) the Newco Shares to be issued pursuant to the Arrangement are to be issued in the name of a person other than the person signing the Letter of Transmittal; or (b) the DRS Advice for the Newco Shares to be issued pursuant to the Arrangement is to be (i) sent to someone other than the person signing the Letter of Transmittal or sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature, or (ii) held by the Depositary for pick-up. See also Instruction 4 "Guarantee of Signatures" below.

3.
Signatures

  This Letter of Transmittal must be validly completed and manually signed by the holder of EELP Units, or by such holder's duly authorized representative (in accordance with Instruction 5 "Fiduciaries, Representatives and Authorizations" below).

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the EELP Units or if a DRS Advice representing Newco Shares is to be issued to a person other than the registered holder(s):

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by an appropriate stock transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 "Guarantee of Signatures" below.

4.
Guarantee of Signatures

  If this Letter of Transmittal is executed by a person other than the registered owner(s) of the EELP Units or if a DRS Advice representing Newco Shares is to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of EELP Unitholders maintained by the transfer agent of Enerplus, such signature must be guaranteed by an

  Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

  An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.
Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal or any certificate or stock transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.
Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for EELP Units, additional certificate numbers and the number of EELP Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)
If EELP Units are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits will be accepted. All depositing EELP Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)
The holder of the EELP Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)
Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of its offices at the addresses listed on the back page of this document.

7.
Lost or Destroyed Certificates

  If a EELP Unit certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary prior to effecting the exchange. Replacement requirements can include the cost of a surety bond and a processing fee. If a certificate has been lost or destroyed, please ensure that your correspondence with the Depositary provides your telephone number so that they may contact you.

8.
DRS Advice

  Upon receipt of certificates representing EELP Units and all other required documents and instruments, a DRS Advice will be issued by the Depositary to the Newco Shareholder representing the ownership of their Newco Shares following the Effective Date. If the holder of the Newco Shares would like to subsequently obtain a physical Newco Share certificate, the holder should refer to the instructions provided upon receipt of the DRS Advice.

9.
Privacy Notice

  The Depositary is committed to protecting your personal information. In the course of providing services to you and as corporate clients, the Depositary receives non-public personal information about you from transactions the Depositary performs for you, forms you send the Depositary, other communications the

  Depositary has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and the Depositary's clients' needs and for other lawful purposes relating to the Depositary's services. The Depositary has prepared a Privacy Code to tell you more about the Depositary's information practices and how your privacy is protected. It is available at the Depositary's website, Computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario M5J 2Y1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

 OFFICES OF THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporation Actions

By Registered Mail, Hand or Courier

Calgary	Toronto
Computershare Investor Services Inc. 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Avenue 9th Floor, North Tower Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Inquiries

Toll Free Telephone (within Canada and the U.S.): 1-800-564-6253
Telephone (outside North America): 1-514-982-7555
E-mail: corporateactions@Computershare.com

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  Exhibit 96.6
LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP
DELIVERY AND EXCHANGE OF EELP UNITS
AUTHORIZATION
REGISTRATION AND DELIVERY INSTRUCTIONS
INDICATE IF A JOINT TAX ELECTION IS DESIRED
EELP UNITHOLDER SIGNATURE(S)
INSTRUCTIONS
OFFICES OF THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC.